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	August 18, 2011	SAN FRANCISCO
WASHINGTON, D.C.
WILMINGTON

	VIA EDGAR AND EMAIL TRANSMISSION	BEIJING
BRUSSELS
	David L. Orlic, Esq.	FRANKFURT
	Special Counsel	HONG KONG
	Office of Mergers and Acquisitions	LONDON
	Division of Corporation Finance	MOSCOW
	Securities and Exchange Commission	MUNICH
	100 F Street, N.E.	PARIS
	Washington, D.C. 20549-6010	SÃO PAULO
SHANGHAI
Re:	Validus Holdings, Ltd.	SINGAPORE
	Amendment No. 2 to Registration Statement on Form S-4	SYDNEY
	Filed on August 15, 2011	TOKYO
	File No. 333-175774	TORONTO
VIENNA
Transatlantic Holdings, Inc.
Schedule TO-T/A filed by Validus Holdings, Ltd.
Filed on August 15, 2011
File No. 005-41434

Transatlantic Holdings, Inc.
Form 425 filed by Validus Holdings, Ltd.
Filed on August 1, 2011
File No. 001-10545

Transatlantic Holdings, Inc.
Revised Preliminary Proxy Statement on Schedule 14A filed by Validus Holdings, Ltd., et al.
Filed August 15, 2011
File No. 001-10545

Dear Mr. Orlic:

On behalf of Validus Holdings, Ltd. (the “Company” or “Validus”), we hereby submit responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced filings as set forth in your letter dated August 17, 2011 (the “Comment Letter”).  Additionally, the Company is providing herewith changed pages to (i) the Preliminary Proxy Statement on Schedule 14A originally filed with the Commission on July 20, 2011, as amended by Amendment No. 1 thereto filed on August 1, 2011, and Amendment No. 2 thereto filed on August 15, 2011 (the “Proxy Statement”), (ii) Amendment No. 3 to the Registration Statement on Form S-4 originally filed with the Commission on July 25, 2011, as amended by Amendment No. 1 thereto filed on August 3, 2011, and Amendment No. 2  thereto filed on August 15, 2011 (the “Form S-4”), (iii) Amendment No. 9 to the Schedule TO originally filed with the Commission on July 25, 2011, as last amended by Amendment No. 8 thereto filed on August 15, 2011 (the “Schedule TO”), and (iv) the revised Form 425 originally filed with the Commission on August 1, 2011.  In addition to responding to the comments, the Proxy Statement, the Form S-4 and Amendment No. 9 to the Schedule TO have been updated to reflect facts and events occurring since the filing of Amendment No. 2 to the Proxy Statement and Amendment No. 2 to the Form S-4 and Amendment No. 8 to the Schedule TO.  The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter, and to facilitate your review, we have reproduced the text of the Staff’s comments in italics below and immediately following each comment is the Company’s response.  Capitalized terms used but not defined herein have the meanings given to them in the Proxy Statement, the Form S-4 and the Schedule TO.

Amendment No. 2 to Registration Statement on Form S-4 General

1.                                      As requested in comment 1 of our letter dated August 12, 2011, please remove language from the prospectus disclaiming that the prospectus constitutes a proxy solicitation.

Response:  Validus acknowledges the Staff’s comment and has revised the Form S-4 on the cover page and pages iii, 8, 9 and 65 accordingly.

We believe that a combined Validus and Transatlantic would be a superior company...., page 4

2.                                      The first, third and fifth bullet points in this section appear to apply equally to a transaction between Transatlantic and Allied World. Please revise your disclosure to address this factor, or advise.

Response:  Validus acknowledges the Staff’s comment.  Validus’ specific response with respect to the bullets identified by the Staff is set forth below.

First bullet:  Validus notes to the Staff that, on a pro forma basis, the combination of Validus and Transatlantic would be a leader in reinsurance globally (in the top 6) and a leader in reinsurance in both the United States and Bermuda.  As reflected in Annex 1 of the supplemental material provided to the Staff on August 12, 2011, Allied World does not rank in the top 10 in Bermuda reinsurance providers or in the top 40 of global reinsurance providers.  Consequently, the reinsurance presence that exists on a pro forma basis in an Allied World/Transatlantic transaction will be provided primarily by Transatlantic.  Validus submits to the Staff that the Validus/Transatlantic combination is superior in this regard to the Allied World/Transatlantic combination because the addition of Validus’ significant reinsurance business (more than twice that of Allied World’s based on 2010 gross premiums written — $1.1 billion versus $524 million) to Transatlantic’s significantly bolsters Transatlantic’s existing reinsurance business.  By accepted industry measures, such as reinsurance rankings based on gross premiums written, Validus believes that the impact of adding Allied World’s reinsurance business to Transatlantic’s existing reinsurance business would not be as significantly additive from the perspective of a Transatlantic stockholder as would be a Validus/Transatlantic combination.

Consequently, Validus does not believe that any revision to its disclosure in the Form S-4 regarding this matter is necessary.

As a separate point, Validus notes that Allied World has stated its intent to continue the Transatlantic brand (the same as Validus) and, therefore, Validus has revised the disclosure on pages 4 and 55 of the Form S-4 accordingly.

Third bullet:  Validus refers the Staff to its response to the first bullet above with respect to the first clause of the first sentence of the third bullet.  With respect to the second clause thereof, Validus notes to the Staff that Transatlantic has not historically considered Allied World to be in its peer group (see page 34 of Transatlantic’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010), such that Validus determined that Allied World is not within Validus’ and Transatlantic’s “mutual” peer group consisting of reinsurance companies.  Consequently, Validus does not believe that any revision to its disclosure in the Form S-4 regarding this matter is necessary.

With respect to the second sentence of the third bullet, Validus acknowledges that the pro forma combined Allied World/Transatlantic would have a similar amount of gross premiums written over the last twelve months as of June 30, 2011, and has revised the disclosure on pages 4 and 55 of the Form S-4 accordingly.

Fifth bullet:  Validus has provided to the Staff on a supplemental basis organizational charts for Validus and Allied World showing capital by entity.  As noted in the charts, Allied World’s capital is far more balkanized that Validus’ capital.  Consequently, even though both Validus and Allied World have Bermuda and other international operating entities, Validus has more available capital than Allied World outside of the United States that can be used to write new premiums.  Consequently, Validus does not believe that any revision to its disclosure in the Form S-4 regarding this matter is necessary.

3.                                      We note your statement that a transaction between Transatlantic and Validus would produce a complementary business fit “with minimal overlap.” Given that Transatlantic and Validus seem to have significant overlap in the property catastrophe business, please clarify this statement.

Response:  Validus acknowledges the Staff’s comment and has revised its disclosure on pages 4 and 55 accordingly.

Form 425 filed on August 1, 2011 (entitled “Setting the Record Straight”)

4.                                      We note your proposed statement on page 6 that the Transatlantic board of directors acted inconsistently with its early determination when it recommended that Transatlantic security holders reject the Validus exchange offer. This action does not appear inconsistent with the earlier determination of the Transatlantic board of directors. Similarly, on page 7, you propose to state that the Transatlantic board of directors violated its fiduciary duties by not entering into further discussions with Validus. Please clarify these statements.

Response:  Validus acknowledges the Staff’s comment and has revised page 6 of the material accordingly.

With respect to its disclosure on page 7 of the material, Validus notes that this disclosure is accurate and again refers the Staff to Transatlantic’s Current Report on Form 8-K filed on July 20, 2011, which includes the following statements:  “The Board has also determined that the Validus proposal is reasonably likely to lead to a Superior Proposal and that the failure to enter into discussions regarding the Validus proposal would result in a breach of its fiduciary duties under applicable law.  As a result, the Board has determined to offer to engage in discussions and exchange information with Validus.” (emphasis added)

Validus notes to the Staff that Transatlantic’s own statements indicate that failure to enter into discussions with Validus would result in a breach of the Transatlantic board’s fiduciary duties.  Notwithstanding this statement, Transatlantic’s disclosure in its Schedule 14D-9 and elsewhere is replete with evidence that Transatlantic has not entered into discussions with Validus.  Validus also notes to the Staff that Transatlantic has not once stated publicly that its failure to enter into discussions with Validus is somehow now consistent with its directors’ fiduciary duties.  Rather, Transatlantic has stated only that it has been unable to enter into a confidentiality agreement with Validus that does not contain a standstill because of Transatlantic’s concerns that Allied World will sue Transatlantic for breach of contract under their merger agreement if it does so.

As the Staff is aware, Validus commenced litigation in the Court of Chancery of the State of Delaware on August 10, 2011 against Transatlantic, its directors and Allied World and its subsidiary, GO Sub, LLC, alleging, among other things, that Transatlantic’s directors breached their fiduciary duties by failing to engage in discussions and exchange information with Validus.  Validus filed a motion on August 16, 2011 seeking a declaratory judgment on this matter.

5.                                      We note your response to comment 15 of our letter dated August 12, 2011. The proposed chart on page 15 purportedly continues to address the entirety of Allied World’s international insurance segment, but in fact appears to exclude Bermuda, which we understand accounted for $286 million of Allied World’s $505 million of gross premiums written in the segment during 2010. Please advise, or revise your disclosure.

Response:  Validus acknowledges the Staff’s comment and has revised its disclosure on page 15 of the material accordingly.

Revised Preliminary Proxy Statement on Schedule 14A

6.                                      We note your response to comment 11 of our letter dated August 12, 2011. Your response does not appear to adequately address the specific requirements of Item 5(a) of Schedule 14A, which requires a brief description of any indirect interest, by security holdings or otherwise, of Ms. Puri in the proposed merger. This would appear to include Ms. Puri’s employment with BlackRock, a significant security holder of Transatlantic. Please revise your disclosure accordingly, or provide additional analysis as to why you believe this is not required.

Response:  As discussed orally with the Staff, as a managing director of BlackRock in BlackRock’s private equity group, Ms. Puri does not possess voting or dispositive power over any of the common stock of Transatlantic or Validus held by BlackRock-managed funds and will not be seeking to influence the voting of shares of Transatlantic common stock held by BlackRock-managed funds.

As previously noted to the Staff, Ms. Puri serves as a director of Validus in her personal capacity, not in her capacity as an employee or representative of BlackRock.  Ms. Puri has been a member of the board of directors of Validus since Validus’ formation in 2005, long predating her employment with BlackRock (which began in May 2011).  Moreover, Ms. Puri’s compensation is not tied directly or indirectly to the performance of the common stock of Transatlantic or Validus held by BlackRock-managed funds.  Consequently, Ms. Puri lacks any “substantial interest” in the transaction on this basis and will not receive any direct or indirect benefit in a transaction that will not be received by securityholders of Transatlantic (indeed, because Ms. Puri is not a securityholder of Transatlantic, she will not even participate in benefits received by such securityholders).

Further, Validus submits that no purpose beneficial to Transatlantic stockholders or market participants generally would be served by requiring disclosure of BlackRock’s holdings of shares of Transatlantic common stock on the basis of Ms. Puri’s employment relationship with BlackRock in Validus’ filings with the Commission — as such disclosure would incorrectly suggest that Ms. Puri has a substantial interest in the proposed transaction as a result of such ownership, which she clearly does not.  To the contrary, Validus believes that requiring such disclosure would cause significant confusion and misinformation in the minds of Transatlantic stockholders and market participants generally who would not expect Ms. Puri to have any direct or indirect interest in the outcome of the proposed transaction as it relates to her employment relationship with BlackRock.

On the bases set forth above, Validus respectfully submits to the Staff that no disclosure is necessary with respect to Item 5(a) of Schedule 14A.

*  *  *  *  *

Comments or questions regarding these matters may be directed to Todd E. Freed at (212) 735-3714, Stephen F. Arcano at (212) 735-3542 or Jon A. Hlafter at (212) 735-2512.

Very truly yours,

/s/ Todd E. Freed
Todd E. Freed

Enclosures (provided on a supplemental basis)

cc:           Nicholas Panos, Esq. (Division of Corporate Finance)

Robert F. Kuzloski, Esq. (Validus Holdings, Ltd.)

Stephen F. Arcano, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Todd E. Freed, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)

Jon A. Hlafter, Esq. (Skadden, Arps, Slate, Meagher & Flom LLP)